SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

15 March 2012

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1       Regulatory News Service Announcement, dated 15 March 2012
                re: Director/PDMR Shareholding

 15 March 2012

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ORDINARY SHARES OF THE GROUP OF 10P EACH ("SHARES")

The Group announces that today, following the successful delivery of the integration programme, the 2009 LTIP Integration Awards vested for the individuals listed in the table below. They have received the number of Shares as set out by their name, after the appropriate number of Shares had been withheld to cover tax and national insurance contributions. The Shares were acquired for nil consideration.

Name	Shares
M Fisher	748,008
J Maltby	480,862
D Nicholson	400,717
A Risley	400,718

The Group further announces that today Mr Fisher exercised an option over 1,984,093 Shares under the Lloyds Banking Group plc Executive Share Plan 2003.   The Shares were acquired for nil consideration.

Mr Fisher sold 2,482,101 Shares today at 35.6711 pence per Share, inclusive of the appropriate number of Shares to cover tax and national insurance contributions due on the exercise of his option.  Following the above transactions, Mr Fisher's shareholding in the Group increased by 250,000 Shares bringing his total shareholding to 519,738 Shares.

This announcement is made pursuant to Disclosure Rule 3.1.4.  The transactions took place in the UK and the shares are listed on the London Stock Exchange.

For further information:

Press Office
Sarah Swailes, Group Media Relations                                  +44 (0)20 7661 4639
Email: sarah.swailes@lloydsbanking.com

Investor Relations
Douglas Radcliffe, Head of Operations & Reporting              +44 (0)20 7356 1571
Email: douglas.radcliffe@ltsb-finance.co.uk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Kate O'Neill

                                                                                                                                                 Name: Kate O'Neill

                                     Title: Managing Director
                                       Investor Relations

Date:  15 March 2012